DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02024534

NO ACT
P.E 12-28-2001
1934 132-01646

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2002

March 5, 2002

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 28, 2001

Dear Ms. Jones:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Bank of America by William Schinagl. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: William Schinagl
3022 Hillside Drive
Burlingame, CA 94010-5910

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

December 28, 2001

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by William Schinagl

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated July 20, 2001 (the "Proposal") from William Schinagl (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth herein.

GENERAL

The 2002 Annual Meeting will be held on April 24, 2002. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2002 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the "Board of Directors to adopt a policy directing that retired employees receiving monthly payments under the 'Defined Retirement Plan' shall receive an annual cost of living adjustment based on the US Governments [sic] published Consumer Price Index (CPI) figure."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(4). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent that is not shared by the Corporation's stockholders at large.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The design, maintenance and administration of the Corporation's benefit plans, including the Bank of America Pension Plan (referred to as the "Defined Retirement Plan" in the Proposal), is an activity that is part of the ordinary business operations of the Corporation. In administering its retirement plans on a day-to-day basis, the Corporation determines the amount of benefits, the timing of payment of benefits, and the eligibility of employees, retirees and others to participate in the plans. The Division has long recognized that proposals concerning cost of living adjustments as well as other types of benefit decisions relate to the ordinary business operations of a corporation, and the Division has consistently concurred in the omission of such proposals under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). See *United Technologies Corporation* (February 20, 2001) (proposal to change the method of calculating the cost of living adjustment on the company's pension plan); *DTE Energy Company* (January 22, 2001) (proposal requesting the grant of a full cost of living adjustment for all retirees and their spouses); *International Business Machines Corporation* (January 2, 2001) (proposal relating to the grant of a cost of living allowance to the pensions of retirees); *Tyco International Ltd.* (December 21, 2000) (proposal requesting that certain acquired pension plans participants be provided an option to receive a cost of living adjustment or a lump sum payment); *International Business Machines Corporation* (December 30, 1999) (proposal mandating the company to adjust its pension plans to mitigate the impact of increases in the cost of living); *General Electric Company* (January 28, 1997) (proposal to adjust the pension of retirees to reflect the increase in inflation); *General Electric Company* (January 22, 1991) (proposal to increase pension payments each year by 50% of the increase in the consumer price index); and *American Telephone and Telegraph Company* (January 5, 1990) (proposal to provide retirees with cost of living adjustments based on the consumer price index).

Consistent with the forgoing line of no-action letters, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of these no-action letters, the Division confirmed that proposals dealing with retiree benefits and cost of living adjustments were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to provide retirees with a cost of living adjustment on their retirement plan, relates to the Corporation's ordinary business operations and should, therefore, be excluded under Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent and to further the Proponent's personal interest, neither of which are shared by the Corporation's stockholders at large.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that is designed to result in a benefit to a proponent and to further a proponent's personal interest that is not shared by the other stockholders at large. Although the Corporation recognizes that an exclusion under Rule 14a-8(i)(4) may sometimes involve a subjective determination as to the proponent's intent, in this case the benefit to the Proponent is clear on the face of the Proposal. The Proponent is a retiree and stands to receive direct monetary gain should the Proposal be implemented. Omission of the Proposal is consistent with prior Division positions permitting the exclusion of proposals relating to pension benefits in which the proponent has a personal interest under Rule 14a-8(i)(4), and its predecessor Rule 14a-8(c)(4). See *Union Pacific Corporation* (January 31, 2000) (proposal requesting that the company repeal a pension plan provision that was deemed detrimental to the proponents); *International Business Machines Corporation* (January 20, 1998) (proposal requesting that the company increase the minimum pension benefit to retirees, where the proponent was a retiree of the company); and *RLC Corp.* (November 3, 1983) (proposal requesting that the company apply ERISA to the pension plans of employees who retired before the enactment of ERISA, where the proponent's husband was such a retiree).

Additionally, an increase in pension benefits to retirees may in fact be contrary to the interests of the Corporation's stockholders at large since it would result in additional costs to the Corporation. The tangible benefit to the Proponent, were the Proposal to be implemented, also would not accrue as a result of his status as a stockholder of the Corporation, but only as a result of his being a former employee of the Corporation. That status is an attribute not common to the Corporation's stockholders at large.

Accordingly, since the Proposal deals with a matter that is designed to result in a benefit to the Proponent and to further a personal interest that is not shared by the other stockholders at large, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2002 Annual Meeting. Based on the Corporation's timetable for the 2002 Annual Meeting, a response from the Division by February 8, 2002 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036 or Charles M. Berger at 704-386-7481.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: William Schinagl

EXHIBIT A

July 20, 2001

JUL 23 2001

Bank of America
Corporate Secretary
100 North Tryon Street, 18th Floor
Charlotte, North Carolina 28255

Gentlemen,

I am a retiree from Bank of America and the owner of 426 shares of common stock, held in the street name of Charles Schwab & Co. Enclosed is a statement by Charles Schwab & Co. dated April 23,2001 attesting to this fact.

I herewith submit a proposal to be included in the next proxy statement and be voted on by the shareholders at the next annual meeting to be held in the year 2002.

Resolved: That the stockholders of Bank of America request the Board of Directors to adopt a policy directing that retired employees receiving monthly payments under the "Defined Retirement Plan" shall receive an annual cost of living adjustment based on the US Governments published Consumer Price Index (CPI) figure.

Supporting Statement: About 5 years ago, prior to the purchase of the BofA by the Nations Bank, an adjustment to BofA retiree pension benefits was made. At the time the "Old BofA" notified recipients that only those who had been retired for 15 years or more would be eligible for an increase adjustment. Based on conservative estimates of recent CPI figures that would mean those retirees would have already lost 40% of their income to inflation and would, if they were still living, be at a minimum age of 77 years. Since that time the New Bank of America has made no move to increase benefits to retirees but rather has cut medical benefits sharply. By law pension benefits cannot be reduced after the employee has retired so the Bank can and has reduced Health Benefit contributions.

The Consumer Price Index (CPI) has currently been increasing by 2.5% each year. If the Bank were to use the CPI as a standard for pension increases it would pose no threat to the bottom line earnings. Recently it was found that BofA provided $ 6.2 million interest free, to an executive for relocation expenses. Another commitment BofA was reported to have made but not confirmed in the news was to provide a least $ 300 million to the Clinton Library Fund. Of course this was all started with a grand payoff to the ex CEO of BofA when he left a few months after the sale of the Bank to the Nations Bank.

There does not seem to be any lack of money when it's really required.

Yours truly,

William Schinagl

William Schinagl
3022 Hillside Drive
Burlingame, CA 94010-5910

650-343-4614
wschinagl@aol.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 28, 2001

The proposal requests that Bank of America adopt a policy directing that retirees receive an annual cost of living adjustment based on the Consumer Price Index.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Keir D. Gumbs
Special Counsel